November 30, 2007

Arizona Star Resource Corp.
Schedule 14D-1F Filed November 9, 2007, by Barrick Gold Corporation
Commission File No. 005-82578

Dear Mr. Duchovny:

On behalf of Barrick Gold Corporation (the “Offeror”), a corporation organized under the laws of the Province of Ontario, Canada, set forth below are the responses of the Offeror to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding its filing referenced above, which you delivered in a letter dated November 20, 2007 (the “Comment Letter”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by the Offeror’s response to the comments. Capitalized terms defined in Schedule 14D-1F and used in the following responses without definition shall have the meanings specified in Schedule 14D-1F.

Schedule 14D-1F

I. Eligibility Requirements

1.                      Please explain the basis for your consideration that U.S. holders held less than 40% of the outstanding securities of Arizona Star Resources. See Instruction 3 to I.A. of Schedule 14D-1F.

2

Pursuant to Instruction 3 to I.A. of Schedule 14D-1F, U.S. holders are presumed to hold less than 40 percent of the subject class of securities, unless (a) the aggregate trading volume of that class on national securities exchanges in the United States and on NASDAQ exceeded its aggregate trading volume on securities exchanges in Canada and on the Canadian Dealing Network, Inc. (“CDN”) over the 12 calendar month period prior to commencement of the offer (based on volume figures published by such exchanges, NASDAQ and CDN), (b) the most recent annual report or annual information form filed or submitted by the issuer with securities regulators of Ontario, Quebec, British Columbia or Alberta (or, if the issuer is not a reporting issuer in any of such provinces, with any other Canadian securities regulator) or with the Securities Exchange Commission (the “Commission”) indicates that U.S. holders hold 40 percent or more of the outstanding subject class of securities, or (c) the bidder has actual knowledge that the level of U.S. ownership equals or exceeds 40 percent of such securities.

With respect to condition (a), Arizona Star’s shares are traded on the American Stock Exchange (the “AMEX”) and the Toronto Stock Exchange (the “TSX”). The relevant measurement period for calculating the trading volume is the period from November 1, 2006 through October 31, 2007. The trading volume data provided by the AMEX and the TSX, attached hereto as Annex A, show that the trading volume of the Common Shares on the AMEX (representing 14.3% of the combined trading volume of the AMEX and the TSX) did not exceed the trading volume on the TSX (representing the remaining 85.7%) during the relevant measurement period.

With respect to condition (b), neither the most recent Annual Report1 nor the most recent Annual Information Form2 filed by Arizona Star with the Ontario Securities Commission or the Commission indicates that U.S. holders hold 40% or more of the outstanding Common Shares.

As to condition (c), the Offeror has no actual knowledge that the level of U.S. ownership equals or exceeds 40% of the Common Shares.  In reaching its view as to the actual level of U.S. ownership, the Offeror reviewed all filings on Schedules 13D and 13G with respect to Arizona Star, all reported filings under Section 13(f) of the U.S. Securities Exchange Act (the “Exchange Act”) with respect to Arizona Star and all filings under Canada’s early warning system (the equivalent under Canadian law of the U.S. Schedule 13D regime) and also made inquiry of Arizona Star itself.

Finally, in the support agreement between Arizona Star and Barrick, dated October 28, 2007, Arizona Star represented to Barrick that, to its knowledge, U.S. holders held less than 40% of the outstanding Common Shares.

III. Compliance with the Exchange Act

2.                      Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidders to make the offer in compliance with Rule 14d-1(b) unless the bidders complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

1 Annual Report 2007 of Arizona Star, filed with the Ontario Securities Commission on September 20, 2007, and with the Commission on August 2, 2007 (Commission File No. 001-32857).

2 Annual Information Form of Arizona Star, filed with the Ontario Securities Commission on July 30, 2007, and with the Commission on August 2, 2007 (Commission File No. 001-32857).

3

In making the Offer, the Offeror has complied with all Canadian federal, provincial and territorial laws, regulations and policies applicable to the Offer. The Offeror has not been granted any waivers or exemptions with respect to the Offer from applicable Canadian regulatory provisions imposing requirements that otherwise would be prescribed by Regulation 14D or 14E of the Commission.

The Offeror acknowledges that, in connection with the Offer: (a) the Offeror has, on November 9, 2007, provided Autorité Des Marchés Financiers (the Quebec securities authority) with a notice (the “Notice”) confirming that it meets all conditions under the Quebec Securities Act for a bidder not to become obliged to file with Autorité Des Marchés Financiers the French-language translations of the home jurisdiction documents filed with the Ontario Securities Commission, as filed with the Commission on November 9, 2007;3 and (b) the Offeror has, on November 21, 2007, filed for relief (the “Relief”) from the securities commissions in the provinces of Manitoba, Nova Scotia and Newfoundland and Labrador to exempt it from the obligation to obtain a valuation in circumstances where the Offeror intends to complete a second step transaction to obtain the remaining shares of Arizona Star not tendered to the Offer, as described in Section 15 of the Offer, “Acquisition of Common Shares Not Tendered - Subsequent Acquisition Transaction”. Although the Relief has not yet been granted, we understand that similar relief is, however, typically granted where the offer and the subsequent second step transaction comply with the requirements of the Ontario Securities Commission’s Rule 61-501, which will be the case in respect of the Offer.

The Offeror respectfully submits that neither the Notice nor the Relief (if granted) should be viewed as a waiver or an exemption with respect to the Offer from the applicable Canadian regulatory provisions imposing requirements that otherwise would be prescribed by Regulation 14D or 14E, and, thus, neither the Notice nor the Relief (if granted) impairs the ability of the Offeror to make the Offer in reliance upon the exemptions contained in Rule 14d-1(b) of the Exchange Act.

Offer to Purchase for Cash

Notice to Shareholders in the United States, page i

3.                      The legend appearing here does not appear to comply with the instruction in Part I, Item 2 of Schedule 14D-1F. Please revise and confirm that you will locate this notice in the appropriate place in future filings.

The Offeror respectfully submits that the legend appearing on page i of the Offer complies with the requirements concerning the content of the legend, as set out in the instruction in Part I, Item 2 of Schedule 14D-1F.  The Offeror confirms that in its future filings it will locate the legend on the outside front cover page of all home jurisdiction documents relating to the Offer, as required by the instruction in Part I, Item 2 of Schedule 14D-1F.

3Notice letter, filed as Exhibit 1.3 to Schedule 14D-1F with the Commission on November 9, 2007 (Commission File No. 005-82578).

4

Closing Comments

On behalf of our client, the Offeror, we hereby confirm to you the Offeror’s acknowledgement of the following:

●	The Offeror is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please contact me.

Sincerely,

/s/  Richard Hall
   Richard Hall

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3628

5

Copy to:

Patrick J. Garver
Sybil E. Veenman
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212,
Toronto, Ontario M5J 2S1
CANADA

Lisa Damiani
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1
CANADA

Annex A

Arizona Star Resource Corp. (AZS)
Trading Volume, 11/1/2006 through 10/31/2007

Toronto Stock Exchange (TSX)	American Stock Exchange (AMEX)*
27,893,653	4,659,000	Total trading volume:	32,552,653
85.69%	14.31%
	* AMEX does not provide the exact trading volume data but rounds the data to the nearest thousand of shares.

Backup Source: Bloomberg
Consolidated Canadian trading	Consolidated U.S. trading
27,893,654	4,665,120	Total trading volume:	32,558,774
85.67%	14.33%

Arizona Star Resource Corp. (AZS)
Toronto Stock Exchange
Source: tsx.com

Trade Date	Close	Volume
10/31/2007	17.95	272,887	Total volume on AZS:	27,893,653
10/30/2007	17.92	1,591,328
10/29/2007	17.84	17,848,140
10/26/2007	14.7	76,400
10/25/2007	14.75	27,600
10/24/2007	14.75	24,125
10/23/2007	14.65	15,833
10/22/2007	14.58	74,200
10/19/2007	14.65	30,300
10/18/2007	14.65	16,425
10/17/2007	14.62	15,530
10/16/2007	14.41	3,500
10/15/2007	14.6	25,200
10/12/2007	14.14	18,200
10/11/2007	14.25	36,069
10/10/2007	14.27	26,300
10/9/2007	14.29	8,151
10/5/2007	14.01	52,200
10/4/2007	13.96	12,000
10/3/2007	13.83	6,600
10/2/2007	14	52,900
10/1/2007	14	54,950
9/28/2007	13.75	217,602
9/27/2007	13.15	71,561
9/26/2007	12.68	64,100
9/25/2007	12.3	24,900
9/24/2007	12.5	11,408
9/21/2007	12.7	65,868
9/20/2007	12.4	45,700
9/19/2007	11.62	11,243
9/18/2007	11.62	106,700
9/17/2007	11.3	335,430
9/14/2007	10.38	17,278
9/13/2007	11.31	9,800
9/12/2007	11.1	51,400
9/11/2007	11.15	14,300
9/10/2007	11.05	19,550
9/7/2007	11	16,600
9/6/2007	10.8	54,600
9/5/2007	10	31,709
9/4/2007	9.57	71,461
8/31/2007	10.63	338,100
8/30/2007	10.57	9,900
8/29/2007	10.98	4,200
8/28/2007	10	4,215
8/27/2007	10.5	26,800
8/24/2007	10.58	2,400
8/23/2007	10.3	6,600
8/22/2007	10.39	8,400
8/21/2007	10.6	5,900
8/20/2007	10.35	1,500
8/17/2007	10.22	13,600

Arizona Star Resource Corp. (AZS)
Toronto Stock Exchange
Source: tsx.com

Trade Date	Close	Volume
8/16/2007	9.5	11,100
8/15/2007	10.3	10,500
8/14/2007	0	0
8/13/2007	10.72	700
8/10/2007	10.5	12,400
8/9/2007	10.64	8,300
8/8/2007	11	34,400
8/7/2007	11.2	28,834
8/3/2007	12.2	26,200
8/2/2007	11.9	12,414
8/1/2007	0	0
7/31/2007	12	850
7/30/2007	11.96	200
7/27/2007	11.7	3,400
7/26/2007	0	0
7/25/2007	11.7	10,250
7/24/2007	12	900
7/23/2007	12.18	2,100
7/20/2007	12.38	600
7/19/2007	12.64	15,400
7/18/2007	12.73	8,000
7/17/2007	12.62	7,200
7/16/2007	12.41	11,400
7/13/2007	11.97	7,600
7/12/2007	11.75	223,250
7/11/2007	11.25	1,500
7/10/2007	11.25	29,900
7/9/2007	11.5	3,600
7/6/2007	11.47	1,700
7/5/2007	11.41	500
7/4/2007	11.12	100
7/3/2007	12	6,100
6/29/2007	0	0
6/28/2007	0	0
6/27/2007	11.97	4,800
6/26/2007	0	0
6/25/2007	11.98	1,000
6/22/2007	11.98	26,944
6/21/2007	11.62	1,000
6/20/2007	11.59	3,400
6/19/2007	11.5	1,000
6/18/2007	11.5	6,000
6/15/2007	11.64	8,900
6/14/2007	11.6	16,100
6/13/2007	11.6	6,390
6/12/2007	11.7	7,950
6/11/2007	12.04	1,860
6/8/2007	11.8	4,650
6/7/2007	12.25	15,400
6/6/2007	12.45	5,100
6/5/2007	12.55	1,600
6/4/2007	12.37	14,907

Arizona Star Resource Corp. (AZS)
Toronto Stock Exchange
Source: tsx.com

Trade Date	Close	Volume
6/1/2007	12.84	2,500
5/31/2007	12.95	2,610
5/30/2007	12.94	3,385
5/29/2007	13	1,000
5/28/2007	13	4,100
5/25/2007	13	2,450
5/24/2007	13	7,600
5/23/2007	13	249,410
5/22/2007	13	20,600
5/18/2007	0	0
5/17/2007	12.95	300
5/16/2007	12.91	4,600
5/15/2007	13.02	115,100
5/14/2007	13.5	79,476
5/11/2007	0	0
5/10/2007	13.5	9,250
5/9/2007	13.5	20,880
5/8/2007	13.5	196,100
5/7/2007	0	0
5/4/2007	13.5	2,434
5/3/2007	13	20,780
5/2/2007	12.84	8,389
5/1/2007	13.01	6,200
4/30/2007	13	30,300
4/27/2007	13.4	21,300
4/26/2007	13.3	10,100
4/25/2007	0	0
4/24/2007	13.36	2,200
4/23/2007	13.25	5,500
4/20/2007	0	0
4/19/2007	0	0
4/18/2007	13.58	8,300
4/17/2007	13.66	10,950
4/16/2007	13.55	12,343
4/13/2007	13.5	3,886
4/12/2007	13.69	2,800
4/11/2007	13.45	21,570
4/10/2007	13.39	13,400
4/9/2007	13.4	8,191
4/5/2007	13.45	29,450
4/4/2007	0	0
4/3/2007	13.49	10,500
4/2/2007	13.45	13,100
3/30/2007	13.7	10,335
3/29/2007	13.6	54,600
3/28/2007	14	5,510
3/27/2007	14	2,100
3/26/2007	14	3,200
3/23/2007	13.99	208,401
3/22/2007	13.97	107,200
3/21/2007	13.87	22,400
3/20/2007	13.97	4,600

Arizona Star Resource Corp. (AZS)
Toronto Stock Exchange
Source: tsx.com

Trade Date	Close	Volume
3/19/2007	0	0
3/16/2007	13.98	1,400
3/15/2007	13.99	3,000
3/14/2007	13.99	5,225
3/13/2007	13.87	7,870
3/12/2007	0	0
3/9/2007	0	0
3/8/2007	14	3,600
3/7/2007	14.03	12,200
3/6/2007	14.19	4,400
3/5/2007	0	0
3/2/2007	0	0
3/1/2007	14.1	15,800
2/28/2007	13.5	15,000
2/27/2007	13.4	11,300
2/26/2007	13.66	19,022
2/23/2007	14.28	6,500
2/22/2007	14.25	17,600
2/21/2007	14.39	117,900
2/20/2007	14.3	71,600
2/19/2007	13.9	2,200
2/16/2007	14.1	23,800
2/15/2007	14	5,000
2/14/2007	14	3,900
2/13/2007	14.1	14,400
2/12/2007	14	10,250
2/9/2007	14.25	15,000
2/8/2007	14.25	2,100
2/7/2007	14.25	36,200
2/6/2007	14.47	2,400
2/5/2007	0	0
2/2/2007	0	0
2/1/2007	14.51	10,600
1/31/2007	14.25	47,807
1/30/2007	14.25	12,500
1/29/2007	14.18	1,400
1/26/2007	14.25	16,600
1/25/2007	14	9,150
1/24/2007	13.95	6,950
1/23/2007	14.01	30,511
1/22/2007	13.75	2,400
1/19/2007	13.61	17,800
1/18/2007	13.45	179,300
1/17/2007	13.89	32,400
1/16/2007	13.3	23,800
1/15/2007	0	0
1/12/2007	13.75	900
1/11/2007	14.01	4,500
1/10/2007	13.9	7,508
1/9/2007	13.9	80,600
1/8/2007	14	12,000
1/5/2007	13.47	8,400

Arizona Star Resource Corp. (AZS)
Toronto Stock Exchange
Source: tsx.com

Trade Date	Close	Volume
1/4/2007	13.95	1,650
1/3/2007	13.62	37,625
1/2/2007	14	125,600
12/29/2006	13.8	34,100
12/28/2006	14.1	23,250
12/27/2006	14.37	800
12/22/2006	14.41	100
12/21/2006	14.14	207,030
12/20/2006	14	316,600
12/19/2006	14.14	7,000
12/18/2006	14.2	8,100
12/15/2006	14.5	3,150
12/14/2006	14.47	7,800
12/13/2006	14.54	2,500
12/12/2006	14.7	31,540
12/11/2006	14.7	1,254
12/8/2006	14.73	2,500
12/7/2006	14.7	16,200
12/6/2006	14.73	3,300
12/5/2006	0	0
12/4/2006	14.88	31,700
12/1/2006	0	0
11/30/2006	14.98	75,190
11/29/2006	13.9	10,750
11/28/2006	13.85	5,523
11/27/2006	13.96	51,300
11/24/2006	14	25,200
11/23/2006	14	86,400
11/22/2006	13.95	5,850
11/21/2006	13.88	114,300
11/20/2006	14.03	115,300
11/17/2006	14.09	129,000
11/16/2006	14	103,400
11/15/2006	14	330,320
11/14/2006	13.9	241,200
11/13/2006	13.88	27,500
11/10/2006	14	17,550
11/9/2006	14	176,200
11/8/2006	13.58	39,585
11/7/2006	13.65	111,900
11/6/2006	13.71	474,975
11/3/2006	12.49	1,396
11/2/2006	12.35	10,805
11/1/2006	12.24	7,955

Arizona Star Resource Corp (AZS)
American Stock Exchange
Source: Amex.com

Date	Close	Volume
10/31/2007	19.18	72,000	Total volume on AMEX:	4,659,000
10/30/2007	18.9	145,000
10/29/2007	18.7	304,000
10/26/2007	15.24	10,000
10/25/2007	15.23	10,000
10/24/2007	15.05	8,000
10/23/2007	15.25	6,000
10/22/2007	14.95	4,000
10/19/2007	15.2	32,000
10/18/2007	14.95	9,000
10/17/2007	15	24,000
10/16/2007	14.75	21,000
10/15/2007	15.03	26,000
10/12/2007	14.5	19,000
10/11/2007	14.71	28,000
10/10/2007	14.53	16,000
10/9/2007	14.49	9,000
10/8/2007	14.1	17,000
10/5/2007	14.44	69,000
10/4/2007	13.98	27,000
10/3/2007	14.08	11,000
10/2/2007	14.05	23,000
10/1/2007	14.1	33,000
9/28/2007	13.75	64,000
9/27/2007	13.11	38,000
9/26/2007	12.4	43,000
9/25/2007	12.36	29,000
9/24/2007	12.45	4,000
9/21/2007	12.71	8,000
9/20/2007	12.25	50,000
9/19/2007	11.16	10,000
9/18/2007	11.42	23,000
9/17/2007	11.07	165,000
9/14/2007	10.05	21,000
9/13/2007	10.75	6,000
9/12/2007	10.71	5,000
9/11/2007	10.68	5,000
9/10/2007	10.48	2,000
9/7/2007	10.4	4,000
9/6/2007	10.33	43,000
9/5/2007	9.65	2,000
9/4/2007	9.35	12,000
8/31/2007	10	8,000
8/30/2007	9.9	13,000
8/29/2007	9.85	4,000
8/28/2007	9.35	6,000
8/27/2007	9.88	31,000
8/24/2007	9.88	2,000
8/23/2007	9.65	4,000
8/22/2007	9.66	8,000
8/21/2007	9.88	23,000
8/20/2007	9.69	3,000

Arizona Star Resource Corp (AZS)
American Stock Exchange
Source: Amex.com

Date	Close	Volume
8/17/2007	9.25	28,000
8/16/2007	8.8	25,000
8/15/2007	9.53	10,000
8/14/2007	10	5,000
8/13/2007	10	2,000
8/10/2007	9.94	8,000
8/9/2007	10.01	19,000
8/8/2007	10.43	11,000
8/7/2007	10.8	9,000
8/6/2007	11	42,000
8/3/2007	11.35	7,000
8/2/2007	11.03	13,000
8/1/2007	10.99	6,000
7/31/2007	11.14	2,000
7/30/2007	11	2,000
7/27/2007	10.95	7,000
7/26/2007	11.38	0
7/25/2007	11.38	5,000
7/24/2007	11.51	3,000
7/23/2007	11.75	5,000
7/20/2007	11.84	7,000
7/19/2007	11.96	17,000
7/18/2007	12	34,000
7/17/2007	12.08	11,000
7/16/2007	11.89	12,000
7/13/2007	11.46	7,000
7/12/2007	11.24	32,000
7/11/2007	10.6	0
7/10/2007	10.68	32,000
7/9/2007	10.9	11,000
7/6/2007	11.08	4,000
7/5/2007	10.8	7,000
7/3/2007	10.6	3,000
7/2/2007	10.65	26,000
6/29/2007	10.93	6,000
6/28/2007	10.88	4,000
6/27/2007	11.11	4,000
6/26/2007	10.9	3,000
6/25/2007	11.07	6,000
6/22/2007	11.05	26,000
6/21/2007	10.35	12,000
6/20/2007	10.79	6,000
6/19/2007	10.71	3,000
6/18/2007	10.76	9,000
6/15/2007	10.93	2,000
6/14/2007	10.79	3,000
6/13/2007	10.85	13,000
6/12/2007	11	14,000
6/11/2007	11.25	6,000
6/8/2007	11.11	8,000
6/7/2007	11.35	9,000
6/6/2007	11.65	13,000

Arizona Star Resource Corp (AZS)
American Stock Exchange
Source: Amex.com

Date	Close	Volume
6/5/2007	11.75	3,000
6/4/2007	11.85	16,000
6/1/2007	12	6,000
5/31/2007	12.09	10,000
5/30/2007	12	4,000
5/29/2007	12.09	4,000
5/25/2007	12.08	4,000
5/24/2007	11.8	8,000
5/23/2007	12	6,000
5/22/2007	11.86	18,000
5/21/2007	11.5	9,000
5/18/2007	11.9	6,000
5/17/2007	11.84	5,000
5/16/2007	11.73	10,000
5/15/2007	12.02	13,000
5/14/2007	12.2	8,000
5/11/2007	12.09	4,000
5/10/2007	12.19	11,000
5/9/2007	12.2	12,000
5/8/2007	12.1	28,000
5/7/2007	12.04	0
5/4/2007	12	36,000
5/3/2007	12	10,000
5/2/2007	11.5	5,000
5/1/2007	11.68	8,000
4/30/2007	11.85	3,000
4/27/2007	12	12,000
4/26/2007	11.85	4,000
4/25/2007	11.78	5,000
4/24/2007	11.99	12,000
4/23/2007	11.77	6,000
4/20/2007	11.99	13,000
4/19/2007	12.17	6,000
4/18/2007	12	9,000
4/17/2007	12.04	20,000
4/16/2007	11.99	33,000
4/13/2007	11.89	5,000
4/12/2007	11.89	34,000
4/11/2007	11.68	28,000
4/10/2007	11.55	23,000
4/9/2007	11.56	21,000
4/5/2007	11.58	35,000
4/4/2007	11.65	13,000
4/3/2007	11.5	17,000
4/2/2007	11.64	14,000
3/30/2007	11.9	13,000
3/29/2007	11.9	6,000
3/28/2007	12.1	26,000
3/27/2007	12.02	6,000
3/26/2007	12.08	10,000
3/23/2007	12	8,000
3/22/2007	11.92	62,000

Arizona Star Resource Corp (AZS)
American Stock Exchange
Source: Amex.com

Date	Close	Volume
3/21/2007	11.94	25,000
3/20/2007	11.61	25,000
3/19/2007	11.64	3,000
3/16/2007	11.64	5,000
3/15/2007	11.7	19,000
3/14/2007	11.75	7,000
3/13/2007	11.64	16,000
3/12/2007	11.65	11,000
3/9/2007	11.67	17,000
3/8/2007	11.89	11,000
3/7/2007	11.71	8,000
3/6/2007	11.94	5,000
3/5/2007	11.73	4,000
3/2/2007	11.82	1,000
3/1/2007	12.05	5,000
2/28/2007	11.64	25,000
2/27/2007	11.25	35,000
2/26/2007	12.09	39,000
2/23/2007	12.3	14,000
2/22/2007	12.33	20,000
2/21/2007	12.18	128,000
2/20/2007	12.02	79,000
2/16/2007	12.45	51,000
2/15/2007	12.05	6,000
2/14/2007	12.1	4,000
2/13/2007	12.1	16,000
2/12/2007	11.93	8,000
2/9/2007	11.89	3,000
2/8/2007	12	3,000
2/7/2007	12.19	19,000
2/6/2007	12.15	9,000
2/5/2007	11.87	2,000
2/2/2007	11.94	5,000
2/1/2007	12.2	12,000
1/31/2007	12.07	22,000
1/30/2007	12.04	4,000
1/29/2007	11.95	2,000
1/26/2007	11.95	8,000
1/25/2007	11.65	18,000
1/24/2007	11.75	11,000
1/23/2007	11.9	24,000
1/22/2007	11.4	0
1/19/2007	11.59	13,000
1/18/2007	11.51	20,000
1/17/2007	11.84	6,000
1/16/2007	11.29	8,000
1/12/2007	11.76	6,000
1/11/2007	11.64	6,000
1/10/2007	11.46	8,000
1/9/2007	11.73	44,000
1/8/2007	11.88	15,000
1/5/2007	11.51	18,000

Arizona Star Resource Corp (AZS)
American Stock Exchange
Source: Amex.com

Date	Close	Volume
1/4/2007	11.68	29,000
1/3/2007	11.58	48,000
1/2/2007	12	0
12/29/2006	12	11,000
12/28/2006	12.22	36,000
12/27/2006	12.25	4,000
12/26/2006	12.15	6,000
12/22/2006	12.15	6,000
12/21/2006	12.15	9,000
12/20/2006	12.18	9,000
12/19/2006	12.1	5,000
12/18/2006	11.87	9,000
12/15/2006	12	6,000
12/14/2006	12.39	8,000
12/13/2006	12.7	3,000
12/12/2006	12.78	10,000
12/11/2006	12.65	5,000
12/8/2006	12.78	6,000
12/7/2006	12.67	4,000
12/6/2006	12.82	4,000
12/5/2006	12.98	4,000
12/4/2006	12.88	27,000
12/1/2006	12.89	9,000
11/30/2006	13.09	68,000
11/29/2006	12.21	22,000
11/28/2006	12.35	12,000
11/27/2006	12.38	20,000
11/24/2006	12.32	3,000
11/22/2006	12.23	10,000
11/21/2006	12.06	24,000
11/20/2006	12.16	18,000
11/17/2006	11.73	38,000
11/16/2006	12.27	7,000
11/15/2006	12.3	19,000
11/14/2006	12.21	6,000
11/13/2006	12.21	20,000
11/10/2006	12.45	46,000
11/9/2006	12.3	49,000
11/8/2006	11.99	14,000
11/7/2006	12.07	61,000
11/6/2006	12.08	223,000
11/3/2006	10.84	12,000
11/2/2006	10.93	30,000
11/1/2006	10.74	20,000

Arizona Star Resource Corp. (AZS)
Source: Bloomberg

Consolidated Canadian trading					Consolidated U.S. trading
Date	Px Last	Px Volume			Date	Px Last	Px Volume
10/31/2007	17.95	272,887	CN Total:	27,893,654	10/31/2007	19.18	71,800	US Total:	4,665,120
10/30/2007	17.92	1,591,328			10/30/2007	18.9	144,900
10/29/2007	17.84	17,848,141			10/29/2007	18.7	303,700
10/26/2007	14.7	76,400			10/26/2007	15.24	10,300
10/25/2007	14.75	27,600			10/25/2007	15.23	9,600
10/24/2007	14.75	24,125			10/24/2007	15.05	7,600
10/23/2007	14.65	15,833			10/23/2007	15.25	6,400
10/22/2007	14.58	74,200			10/22/2007	14.95	3,900
10/19/2007	14.65	30,300			10/19/2007	15.2	32,500
10/18/2007	14.65	16,425			10/18/2007	14.95	9,000
10/17/2007	14.62	15,530			10/17/2007	15	24,200
10/16/2007	14.41	3,500			10/16/2007	14.75	21,400
10/15/2007	14.6	25,200			10/15/2007	15.03	25,600
10/12/2007	14.14	18,200			10/12/2007	14.5	19,400
10/11/2007	14.25	36,069			10/11/2007	14.71	27,900
10/10/2007	14.27	26,300			10/10/2007	14.53	16,300
10/9/2007	14.29	8,151			10/9/2007	14.49	9,200
10/5/2007	14.01	52,200			10/8/2007	14.1	16,900
10/4/2007	13.96	12,000			10/5/2007	14.4399	68,600
10/3/2007	13.83	6,600			10/4/2007	13.98	26,800
10/2/2007	14	52,900			10/3/2007	14.08	11,300
10/1/2007	14	54,950			10/2/2007	14.05	23,400
9/28/2007	13.75	217,602			10/1/2007	14.1	33,100
9/27/2007	13.15	71,561			9/28/2007	13.75	64,300
9/26/2007	12.68	64,100			9/27/2007	13.1101	38,300
9/25/2007	12.3	24,900			9/26/2007	12.4	43,300
9/24/2007	12.5	11,408			9/25/2007	12.3599	28,900
9/21/2007	12.7	65,868			9/24/2007	12.45	4,100
9/20/2007	12.4	45,700			9/21/2007	12.7099	8,300
9/19/2007	11.62	11,243			9/20/2007	12.25	50,500
9/18/2007	11.62	106,700			9/19/2007	11.16	10,300
9/17/2007	11.3	335,430			9/18/2007	11.42	22,900
9/14/2007	10.38	17,278			9/17/2007	11.07	165,100
9/13/2007	11.31	9,800			9/14/2007	10.05	21,000
9/12/2007	11.1	51,400			9/13/2007	10.75	5,600
9/11/2007	11.15	14,300			9/12/2007	10.71	4,600
9/10/2007	11.05	19,550			9/11/2007	10.684	5,000
9/7/2007	11	16,600			9/10/2007	10.48	2,000
9/6/2007	10.8	54,600			9/7/2007	10.4	3,700
9/5/2007	10	31,709			9/6/2007	10.33	43,300
9/4/2007	9.57	71,461			9/5/2007	9.65	2,500
8/31/2007	10.63	338,100			9/4/2007	9.35	11,500
8/30/2007	10.57	9,900			8/31/2007	10	8,100
8/29/2007	10.98	4,200			8/30/2007	9.9	12,800
8/28/2007	10	4,215			8/29/2007	9.85	3,900
8/27/2007	10.5	26,800			8/28/2007	9.35	5,800
8/24/2007	10.58	2,400			8/27/2007	9.88	31,100
8/23/2007	10.3	6,600			8/24/2007	9.88	2,300
8/22/2007	10.39	8,400			8/23/2007	9.65	4,000
8/21/2007	10.6	5,900			8/22/2007	9.66	8,500
8/20/2007	10.35	1,500			8/21/2007	9.8799	22,900
8/17/2007	10.22	13,600			8/20/2007	9.69	2,600

Arizona Star Resource Corp. (AZS)
Source: Bloomberg

Consolidated Canadian trading			Consolidated U.S. trading
Date	Px Last	Px Volume	Date	Px Last	Px Volume
8/16/2007	9.5	11,100	8/17/2007	9.25	28,500
8/15/2007	10.3	10,500	8/16/2007	8.8	25,100
8/13/2007	10.72	700	8/15/2007	9.53	10,100
8/10/2007	10.5	12,400	8/14/2007	10	5,200
8/9/2007	10.64	8,300	8/13/2007	10	1,600
8/8/2007	11	34,400	8/10/2007	9.94	7,800
8/7/2007	11.2	28,834	8/9/2007	10.01	18,700
8/3/2007	12.2	26,200	8/8/2007	10.43	10,800
8/2/2007	11.9	12,414	8/7/2007	10.8	9,000
7/31/2007	12	850	8/6/2007	11	41,700
7/30/2007	11.96	200	8/3/2007	11.35	6,600
7/27/2007	11.7	3,400	8/2/2007	11.03	13,400
7/25/2007	11.7	10,250	8/1/2007	10.99	6,100
7/24/2007	12	900	7/31/2007	11.14	1,700
7/23/2007	12.18	2,100	7/30/2007	11	1,600
7/20/2007	12.38	600	7/27/2007	10.95	7,300
7/19/2007	12.64	15,400	7/25/2007	11.38	5,000
7/18/2007	12.73	8,000	7/24/2007	11.51	3,200
7/17/2007	12.62	7,200	7/23/2007	11.75	5,100
7/16/2007	12.41	11,400	7/20/2007	11.84	6,900
7/13/2007	11.97	7,600	7/19/2007	11.96	17,400
7/12/2007	11.75	223,250	7/18/2007	12	33,600
7/11/2007	11.25	1,500	7/17/2007	12.08	11,100
7/10/2007	11.25	29,900	7/16/2007	11.89	12,400
7/9/2007	11.5	3,600	7/13/2007	11.46	6,900
7/6/2007	11.47	1,700	7/12/2007	11.24	32,000
7/5/2007	11.41	500	7/11/2007	10.6	200
7/4/2007	11.12	100	7/10/2007	10.683	31,600
7/3/2007	12	6,100	7/9/2007	10.9	11,200
6/27/2007	11.97	4,800	7/6/2007	11.08	4,300
6/25/2007	11.98	1,000	7/5/2007	10.8	7,000
6/22/2007	11.98	26,944	7/3/2007	10.6	3,100
6/21/2007	11.62	1,000	7/2/2007	10.65	25,800
6/20/2007	11.59	3,400	6/29/2007	10.93	6,300
6/19/2007	11.5	1,000	6/28/2007	10.88	3,700
6/18/2007	11.5	6,000	6/27/2007	11.11	4,100
6/15/2007	11.64	8,900	6/26/2007	10.9	3,400
6/14/2007	11.6	16,100	6/25/2007	11.07	6,100
6/13/2007	11.6	6,390	6/22/2007	11.05	26,400
6/12/2007	11.7	7,950	6/21/2007	10.35	11,600
6/11/2007	12.04	1,860	6/20/2007	10.79	6,100
6/8/2007	11.8	4,650	6/19/2007	10.71	2,800
6/7/2007	12.25	15,400	6/18/2007	10.76	9,300
6/6/2007	12.45	5,100	6/15/2007	10.93	1,900
6/5/2007	12.55	1,600	6/14/2007	10.79	2,800
6/4/2007	12.37	14,907	6/13/2007	10.85	12,900
6/1/2007	12.84	2,500	6/12/2007	11	14,300
5/31/2007	12.95	2,610	6/11/2007	11.25	5,800
5/30/2007	12.94	3,385	6/8/2007	11.1118	8,400
5/29/2007	13	1,000	6/7/2007	11.35	9,200
5/28/2007	13	4,100	6/6/2007	11.65	12,800
5/25/2007	13	2,450	6/5/2007	11.75	3,200

Arizona Star Resource Corp. (AZS)
Source: Bloomberg

Consolidated Canadian trading			Consolidated U.S. trading
Date	Px Last	Px Volume	Date	Px Last	Px Volume
5/24/2007	13	7,600	6/4/2007	11.85	15,600
5/23/2007	13	249,410	6/1/2007	12	6,000
5/22/2007	13	20,600	5/31/2007	12.09	10,200
5/17/2007	12.95	300	5/30/2007	12	4,200
5/16/2007	12.91	4,600	5/29/2007	12.09	4,400
5/15/2007	13.02	115,100	5/25/2007	12.08	3,900
5/14/2007	13.5	79,476	5/24/2007	11.8	8,000
5/10/2007	13.5	9,250	5/23/2007	12	6,200
5/9/2007	13.5	20,880	5/22/2007	11.86	18,000
5/8/2007	13.5	196,100	5/21/2007	11.5	10,200
5/4/2007	13.5	2,434	5/18/2007	11.9	5,800
5/3/2007	13	20,780	5/17/2007	11.84	5,400
5/2/2007	12.84	8,389	5/16/2007	11.73	9,800
5/1/2007	13.01	6,200	5/15/2007	12.0225	13,000
4/30/2007	13	30,300	5/14/2007	12.2	8,300
4/27/2007	13.4	21,300	5/11/2007	12.09	4,300
4/26/2007	13.3	10,100	5/10/2007	12.19	11,300
4/24/2007	13.36	2,200	5/9/2007	12.2	12,100
4/23/2007	13.25	5,500	5/8/2007	12.1	28,000
4/18/2007	13.58	8,300	5/7/2007	12.04	300
4/17/2007	13.66	10,950	5/4/2007	12	35,900
4/16/2007	13.55	12,343	5/3/2007	12	10,300
4/13/2007	13.5	3,886	5/2/2007	11.5	4,900
4/12/2007	13.69	2,800	5/1/2007	11.68	7,500
4/11/2007	13.45	21,570	4/30/2007	11.85	3,100
4/10/2007	13.39	13,400	4/27/2007	12	12,100
4/9/2007	13.4	8,191	4/26/2007	11.85	3,800
4/5/2007	13.45	29,450	4/25/2007	11.781	4,800
4/3/2007	13.49	10,500	4/24/2007	11.99	12,300
4/2/2007	13.45	13,100	4/23/2007	11.7742	5,500
3/30/2007	13.7	10,335	4/20/2007	11.99	13,100
3/29/2007	13.6	54,600	4/19/2007	12.17	6,400
3/28/2007	14	5,510	4/18/2007	12	9,300
3/27/2007	14	2,100	4/17/2007	12.04	19,700
3/26/2007	14	3,200	4/16/2007	11.99	33,400
3/23/2007	13.99	208,401	4/13/2007	11.8876	4,900
3/22/2007	13.97	107,200	4/12/2007	11.89	34,100
3/21/2007	13.87	22,400	4/11/2007	11.68	28,400
3/20/2007	13.97	4,600	4/10/2007	11.554	22,800
3/16/2007	13.98	1,400	4/9/2007	11.56	20,800
3/15/2007	13.99	3,000	4/5/2007	11.58	35,200
3/14/2007	13.99	5,225	4/4/2007	11.65	13,400
3/13/2007	13.87	7,870	4/3/2007	11.5	17,400
3/8/2007	14	3,600	4/2/2007	11.64	13,500
3/7/2007	14.03	12,200	3/30/2007	11.9	13,400
3/6/2007	14.19	4,400	3/29/2007	11.9	5,900
3/1/2007	14.1	15,800	3/28/2007	12.1	25,700
2/28/2007	13.5	15,000	3/27/2007	12.02	6,500
2/27/2007	13.4	11,300	3/26/2007	12.08	9,900
2/26/2007	13.66	19,022	3/23/2007	12	7,700
2/23/2007	14.28	6,500	3/22/2007	11.92	61,700
2/22/2007	14.25	17,600	3/21/2007	11.94	24,900

Arizona Star Resource Corp. ( AZS )
Source: Bloomberg

Consolidated Canadian trading			Consolidated U.S. trading
Date	Px Last	Px Volume	Date	Px Last	Px Volume
2/21/2007	14.39	117,900	3/20/2007	11.61	25,100
2/20/2007	14.3	71,600	3/19/2007	11.64	2,700
2/19/2007	13.9	2,200	3/16/2007	11.64	5,300
2/16/2007	14.1	23,800	3/15/2007	11.7	18,600
2/15/2007	14	5,000	3/14/2007	11.75	7,400
2/14/2007	14	3,900	3/13/2007	11.64	15,600
2/13/2007	14.1	14,400	3/12/2007	11.65	10,700
2/12/2007	14	10,250	3/9/2007	11.67	17,200
2/9/2007	14.25	15,000	3/8/2007	11.89	11,100
2/8/2007	14.25	2,100	3/7/2007	11.71	8,200
2/7/2007	14.25	36,200	3/6/2007	11.94	5,300
2/6/2007	14.47	2,400	3/5/2007	11.727	3,900
2/1/2007	14.51	10,600	3/2/2007	11.82	1,300
1/31/2007	14.25	47,807	3/1/2007	12.05	5,000
1/30/2007	14.25	12,500	2/28/2007	11.64	25,200
1/29/2007	14.18	1,400	2/27/2007	11.25	35,100
1/26/2007	14.25	16,600	2/26/2007	12.09	39,400
1/25/2007	14	9,150	2/23/2007	12.3	14,100
1/24/2007	13.95	6,950	2/22/2007	12.33	20,300
1/23/2007	14.01	30,511	2/21/2007	12.18	128,000
1/22/2007	13.75	2,400	2/20/2007	12.02	78,800
1/19/2007	13.61	17,800	2/16/2007	12.45	51,300
1/18/2007	13.45	179,300	2/15/2007	12.05	6,000
1/17/2007	13.89	32,400	2/14/2007	12.1	3,900
1/16/2007	13.3	23,800	2/13/2007	12.1	15,600
1/12/2007	13.75	900	2/12/2007	11.93	7,920
1/11/2007	14.01	4,500	2/9/2007	11.89	2,900
1/10/2007	13.9	7,508	2/8/2007	12	3,000
1/9/2007	13.9	80,600	2/7/2007	12.19	19,300
1/8/2007	14	12,000	2/6/2007	12.15	8,700
1/5/2007	13.47	8,400	2/5/2007	11.87	2,500
1/4/2007	13.95	1,650	2/2/2007	11.94	5,100
1/3/2007	13.62	37,625	2/1/2007	12.2	11,700
1/2/2007	14	125,600	1/31/2007	12.07	22,100
12/29/2006	13.8	34,100	1/30/2007	12.04	4,300
12/28/2006	14.1	23,250	1/29/2007	11.95	1,900
12/27/2006	14.37	800	1/26/2007	11.95	8,200
12/22/2006	14.41	100	1/25/2007	11.65	18,100
12/21/2006	14.14	207,030	1/24/2007	11.75	10,600
12/20/2006	14	316,600	1/23/2007	11.9	24,000
12/19/2006	14.14	7,000	1/22/2007	11.4	500
12/18/2006	14.2	8,100	1/19/2007	11.59	12,900
12/15/2006	14.5	3,150	1/18/2007	11.51	20,000
12/14/2006	14.47	7,800	1/17/2007	11.84	6,400
12/13/2006	14.54	2,500	1/16/2007	11.29	8,100
12/12/2006	14.7	31,540	1/12/2007	11.76	5,600
12/11/2006	14.7	1,254	1/11/2007	11.64	6,500
12/8/2006	14.73	2,500	1/10/2007	11.46	7,700
12/7/2006	14.7	16,200	1/9/2007	11.73	44,400
12/6/2006	14.73	3,300	1/8/2007	11.88	14,600
12/4/2006	14.88	31,700	1/5/2007	11.51	17,700
11/30/2006	14.98	75,190	1/4/2007	11.68	29,000

Arizona Star Resource Corp. ( AZS )
Source: Bloomberg

Consolidated Canadian trading			Consolidated U.S. trading
Date	Px Last	Px Volume	Date	Px Last	Px Volume
11/29/2006	13.9	10,750	1/3/2007	11.58	48,500
11/28/2006	13.85	5,523	12/29/2006	12	11,000
11/27/2006	13.96	51,300	12/28/2006	12.22	35,900
11/24/2006	14	25,200	12/27/2006	12.25	3,600
11/23/2006	14	86,400	12/26/2006	12.15	5,700
11/22/2006	13.95	5,850	12/22/2006	12.15	6,100
11/21/2006	13.88	114,300	12/21/2006	12.15	8,600
11/20/2006	14.03	115,300	12/20/2006	12.18	9,300
11/17/2006	14.09	129,000	12/19/2006	12.1	4,600
11/16/2006	14	103,400	12/18/2006	11.87	9,300
11/15/2006	14	330,320	12/15/2006	12	6,200
11/14/2006	13.9	241,200	12/14/2006	12.39	8,700
11/13/2006	13.88	27,500	12/13/2006	12.7	2,800
11/10/2006	14	17,550	12/12/2006	12.78	9,500
11/9/2006	14	176,200	12/11/2006	12.65	4,600
11/8/2006	13.58	39,585	12/8/2006	12.78	5,800
11/7/2006	13.65	111,900	12/7/2006	12.67	3,900
11/6/2006	13.71	474,975	12/6/2006	12.82	4,000
11/3/2006	12.49	1,396	12/5/2006	12.98	3,500
11/2/2006	12.35	10,805	12/4/2006	12.88	26,600
11/1/2006	12.24	7,955	12/1/2006	12.8901	8,900
			11/30/2006	13.091	68,000
			11/29/2006	12.21	22,100
			11/28/2006	12.35	11,900
			11/27/2006	12.38	20,400
			11/24/2006	12.32	2,900
			11/22/2006	12.23	10,100
			11/21/2006	12.06	23,600
			11/20/2006	12.16	18,200
			11/17/2006	11.73	38,300
			11/16/2006	12.27	7,100
			11/15/2006	12.3	19,300
			11/14/2006	12.21	6,000
			11/13/2006	12.21	19,700
			11/10/2006	12.45	45,700
			11/9/2006	12.3	49,100
			11/8/2006	11.99	14,200
			11/7/2006	12.07	60,900
			11/6/2006	12.08	223,100
			11/3/2006	10.84	11,600
			11/2/2006	10.93	29,500
			11/1/2006	10.74	20,100